AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

2 November 2002

02055945

02 NOV 21 AM 9:50

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 November 2002, Re: Amsteel Corporation Berhad - Announcement pursuant to paragraph 8.14 of the Listing Requirements and paragraph 4.1(b) of Practice Note No. 4/2001 issued by the Kuala Lumpur Stock Exchange for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 11/26

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Submitted by AMSTEEL on 01-11-2002 06:36:52 PM

Reference No AA-021101-56574

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD
Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of PN4 and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Amsteel Corporation Berhad ("the Company") hereby announce that as at the date hereof :

1) the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 ("Proposed GWRS") is still in progress; and

2) as announced on 12 July 2002, the Securities Commission ("SC") had approved the relevant proposals under the Proposed GWRS subject to certain conditions imposed by the SC. Following an appeal made by the Company on the SC's earlier condition that the issues affecting the joint-venture operations of the Lion Group in the People's Republic of China ("PRC") must be resolved prior to the implementation of the Proposed GWRS ("PRC Condition"), the Company had on 10 October 2002 announced that the SC had waived the PRC Condition subject to certain conditions.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

- 1 NOV 2002